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[PARADIGM GEOPHYSICAL LOGO]



FOR IMMEDIATE RELEASE



               PARADIGM GEOPHYSICAL COMMENTS ON ABOVE EXPECTATION
                           FOURTH QUARTER 1999 RESULTS


HERZLIA, ISRAEL-JANUARY 18, 2000 - Paradigm Geophysical Ltd. (NASDAQ:PGEO) today announced it expects that results for the fourth quarter ended December 31, 1999 will be above securities analysts' expectations. The Company indicated that it expects earnings per share for the fourth quarter of between $0.01 and $0.03. The Company further expects total revenues for the fourth quarter of 1999 will be at levels significantly above those of both the previous quarter and the fourth quarter of 1998. Analysts' estimates for fourth quarter 1999 EPS range between a net loss of $0.02 and $0.04.

According to Eldad Weiss, Chairman and CEO of Paradigm Geophysical Ltd., the earnings increase is due to a renewed optimism in the oil field services market, and the impact of a seasonally strong fourth quarter.

Paradigm plans to announce its fourth quarter and full year results after the close of trading on January 26, 2000.

Paradigm Geophysical Ltd. provides geoscience software and service solutions to the oil and gas industry. The Company has sales, customer support and service offices in Houston, London, Aberdeen, Calgary, Moscow, Caracas, Buenos Aires, Rio de Janeiro, Perth, Brisbane, Beijing, Jakarta and Singapore.

"Paradigm Geophysical[R]" is the registered trademark of Paradigm Geophysical
Ltd.

Recent press announcements are available on Paradigm's web site:
www.paradigmgeo.com.

Safe Harbor statement: This news release may contain certain forward-looking statements relating to the future performance of Paradigm Geophysical Ltd. Such statements are subject to certain factors which may cause Paradigm's plans to differ or results to vary from those expected including the risks associated with the future development of expenditures by oil and gas companies, international oil prices, the impact of competitive products and pricing, increased investment to support product introductions, market acceptance of products, product transitions by the Company and its competitors, currency fluctuations, changes in product sales mix, and a variety of risks described in the
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Company's 20-F filing with the U.S. Securities and Exchange Commission on
June 30, 1999. Paradigm undertakes no obligation to publicize or release results of any of these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.



For more information please contact:



     PARADIGM GEOPHYSICAL LTD.              RUDER - FINN INC.

     BRIAN W. BERMAN, CFO                   MAGDA GAGLIANO

     ARITA MATTSOFF, INVESTOR RELATIONS     Phone: 212/593-6319

     Phone :+972-9-970-9339/9634            Fax: 212/715-1660

     Fax: +972-9-970-9319                   E-mail: gaglianom@ruderfinn.com

     E-mail:  brian@paradigmgeo.com





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